SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 06, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001 -43
BOARD OF TRADE NIRE 53 3 0000622 9
PUBLICLY HELD COMPANY

Brasil Telecom S.A. clarifies Bovespa’s Inquiry

In compliance with Bovespa’s – Bolsa de Valores de São Paulo (Brazilian Stock Exchange) request, contained in mail sent on the same date and transcribed below:

“In news disclosed in the Valor Econômico newspaper, dated 10/05/2006, among other news, it is said that Brasil Telecom’s mobile operation EBITDA will be positive as of the first quarter of 2007.

We request clarifications regarding the abovementioned news, as well as other information considered important.”

Brasil Telecom S.A. (“Company”) clarifies that according to its forecasts, its mobile operation has as objective, to reach positive EBITDA as of the first quarter of 2007, according to Part 3 of its APIMEC presentation, page 26, filed at CVM through the IPE system on August 4, 2006.

Brasília, October 5, 2006

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer